SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No        X

Report regarding the tentative financial trends of Woori Finance Holdings for FY 2004

Woori Finance Holdings expects its financial results will reflect improvement in 2004 compared to 2003.

Key Details

•	Woori Finance Holdings expects its financial results will reflect improvement in 2004 compared to 2003.

-	Over Won 1 trillion of income has been earned by our banking business, which does not include other non-operating income in that division. Accordingly, Woori Finance Holdings expects that its net profit will increase in 2004 compared to 2003.

•	Our major subsidiary, Woori Bank, expects that, although its 2004 results have not been confirmed yet, its operating profit will be approximately Won 1 trillion.

•	These results are tentative and may be subject to change after our independent auditor reviews and audits our 2004 financial statements. Currently, final financial results are in the settlement process and will be announced after certain variable factors have become fixed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: January 19, 2005	By:	/s/ Young Sun Kim
(Signature)

Name: Young Sun Kim
Title: Director